UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BEST BUY CO., INC.

(Name of Subject Company (Issuer))

BEST BUY CO., INC.

(Name of Filing Person (Offeror))

2.25% Convertible Subordinated Debentures due January 15, 2022	086516 AF8
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Keith J. Nelsen, Esq.

Executive Vice President, General Counsel and Secretary

Best Buy Co., Inc.

7601 Penn Avenue South

Richfield, Minnesota 55423

(612) 291-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copies to:

Glenn M. Reiter, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$387,812,000	$44,443.26

*

The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 2.25% Convertible Subordinated Debentures due January 15, 2022 (the “Debentures”), as described herein, is equal to 100% of the principal amount of those Debentures. As of December 14, 2011, $387,812,000 aggregate principal amount of the Debentures was outstanding, resulting in an aggregate maximum purchase price of $387,812,000.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the U.S. Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of transaction value.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing Party:	Not applicable.
	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is with respect to the Indenture, dated as of January 15, 2002 (the “Base Indenture”), among Best Buy Co., Inc., a Minnesota corporation, as Issuer (the “Company”), Best Buy Stores, L.P., as Guarantor (the “Guarantor”), and Wells Fargo Bank, N.A. (formerly Wells Fargo Bank Minnesota, National Association), a national banking association, as Trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of February 26, 2002 (together with the Base Indenture, the “Indenture”), among the Company, the Guarantor and the Trustee, relating to the Company’s 2.25% Convertible Subordinated Debentures due January 15, 2022 (the “Debentures”).

This Schedule TO is filed by the Company with respect to the right of each holder (the “Holder”) of the Debentures to sell, and the obligation of the Company to purchase, the Debentures as set forth in the Company Notice for 2.25% Convertible Subordinated Debentures due January 15, 2022, dated December 15, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Option”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

The Company is the issuer of the Debentures and is obligated to repurchase all of the Debentures that are properly tendered by the Holders under the terms and subject to the conditions set forth in the Indenture, the Debentures and the Repurchase Option. The Debentures are convertible into shares of common stock, $0.10 par value, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures. The Company maintains its principal executive offices at 7601 Penn Avenue South, Richfield, Minnesota 55423, and the telephone number there is (612) 291-1000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Repurchase Option is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a)           Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to surrender the Debentures to the Company because (i) the consideration being paid to Holders surrendering Debentures consists solely of cash, (ii) the Repurchase Option is not subject to any financing conditions, (iii) the Repurchase Option applies to all outstanding Debentures and (iv) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

(b)           Not applicable.

Item 11. Additional Information.

(a)           Not applicable.

(b)           Not applicable.

Item 12. Exhibits.

(a)(1)       Company Notice for 2.25% Convertible Subordinated Debentures due January 15, 2022, dated December 15, 2011.

(a)(5)       Press release issued by the Company on December 15, 2011.

(b)           None.

(d)(1)      Indenture, dated as of January 15, 2002, among Best Buy Co., Inc., as Issuer, Best Buy Stores, L.P., as Guarantor, and Wells Fargo Bank Minnesota, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (No. 333-83562) filed with the Securities and Exchange Commission on February 28, 2002, and incorporated herein by reference).

(d)(2)      First Supplemental Indenture, dated as of February 26, 2002, among Best Buy Co., as Issuer, Best Buy Stores, L.P., as Guarantor, and Wells Fargo Bank Minnesota, National Association (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-3 (No. 333-83562) filed with the Securities and Exchange Commission on February 28, 2002, and incorporated herein by reference).

(g)           None.

(h)           None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEST BUY CO., INC.

By:	/s/ Susan S. Grafton
Name: Susan S. Grafton
Title: Senior Vice President, Controller and Chief Accounting Officer

Date: December 15, 2011

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)	Company Notice for 2.25% Convertible Subordinated Debentures due January 15, 2022, dated December 15, 2011

99(a)(5)	Press release issued by the Company on December 15, 2011

99(d)(1)

Indenture, dated as of January 15, 2002, among Best Buy Co., Inc., as Issuer, Best Buy Stores, L.P., as Guarantor, and Wells Fargo Bank Minnesota, National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (No. 333-83562) filed with the Securities and Exchange Commission on February 28, 2002, and incorporated herein by reference).

99(d)(2)

First Supplemental Indenture, dated as of February 26, 2002, among Best Buy Co., as Issuer, Best Buy Stores, L.P., as Guarantor, and Wells Fargo Bank Minnesota, National Association (filed as Exhibit 4.2 to the Company’s Registration Statement on Form S-3 (No. 333-83562) filed with the Securities and Exchange Commission on February 28, 2002, and incorporated herein by reference).